August 29, 2024

Wayne Williams
Chief Executive Officer
Callan JMB Inc.
244 Flightline Drive
Spring Branch, Texas 78070-6241

       Re: Callan JMB Inc.
           Draft Registration Statement on Form S-1
           Submitted August 5, 2024
           CIK No. 0002032545
Dear Wayne Williams:

       We have reviewed your draft registration statement and have the following comment(s).

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted August 5, 2024
Cover Page

1. We note your disclosure that you anticipate being a controlled company following the offering. Please revise here and wherever else you discuss your controlled company status to state, if true, that Wayne Williams and David Croyle will have the ability to determine all matters requiring approval by stockholders. Additionally, please revise the risk factor discussing your controlled company status on page 16 to clearly identify the percentage of voting power to be held by the controlling shareholders following the offering.
Prospectus Summary
Expand into Additional Large Market Opportunities . . ., page 4

2. Please revise here to provide the basis for your statements or characterize them as management's beliefs, as it appears that your expansion into the high-end food packaging market is aspirational. In this regard, we note your disclosure on page 3 that you currently
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Page 2

       operate in the life sciences industry. Please make conforming revisions on pages 6, 44 and
       46, and be sure to clearly differentiate between business in which you currently engage and business as to which you aspire to engage.
Competition and Competitive Advantages, page 5

3. We note your disclosure here and on page 45 that you "have attained a leading market position" in emergency thermal management response. Please revise here and elsewhere as appropriate to explain by what metric you have attained a leading market position or, alternatively, qualify your statements as management's beliefs. Summary Financial Information, page 10

4.     Please revise to mark your statements of operations data for the "Three
Months
       Ended March 31" as unaudited.
5. We note your footnote (1) that describes the "as adjusted" impacts, however your financial information provided does not include an "as adjusted" column and the footnote is not cross referenced. Please revise or advise accordingly.
Risk Factors, page 11

6. We note instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent public offerings, particularly among companies with relatively smaller public floats. Revise to include a separate risk factor, or supplement an existing risk factor, addressing the potential for rapid and substantial price volatility and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.
We are subject to concentration risk, page 13

7. Please name the three customers in the risk factor. In this regard, we note your disclosure on page 45 that as of March 31, 2024, your top three customers, the City of Chicago
       Public Health Department, GRAIL, Inc. and BioBridge Global, collectively accounted for
       77% of your revenue.
We, along with our customers, are subject to various international governmental regulations . . ., page 18

8. With a view to understanding the governmental regulations that are applicable to your business, please revise here and elsewhere as appropriate to clarify the degree to which you conduct business operations outside of the United States. For example, you refer to the applicability of the GDPR, however, it is not clear whether you operate or expect to generate sales in the European Union.
Internal Control Over Financial Reporting, page 41

9. We note your disclosure on page 42 that management "has deemed certain conditions to be material weaknesses and significant deficiencies in our internal controls" and that you
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Page 3

       will "be required to expend time and resources to further improve [y]our internal controls over financial reporting, including by expanding our staff." Please revise to include a standalone risk factor to disclose this fact. Additionally, in your risk factor, please address whether you have a timeline for remediation and if there are any associated material costs.
Business
Product and Service Offerings, page 44

10. With a view to providing investors with a complete and balanced picture of your business and revenues, please disclose here, in the prospectus summary and elsewhere as appropriate, a breakdown of revenue for each of your major services. For example, it appears that you generate revenue from the following services: field and emergency response services, perishable (non-pharma) client packaging, technical services and technology offering; however, it is not clear how much each of these services contributes to your revenue. If any of these services are currently dormant or aspirational, or if you have not yet generated revenue from them, please make this clear in the disclosure.
Customers, page 45

11. Please clarify whether you have material agreements with any of your customers. If you have such agreements, please summarize them here and file them as exhibits to the registration statement. Please refer to Item 601(b)(10) of Regulation
S-K.
Intellectual Property
Trademarks, page 47

12. We note your disclosure that you "received a trademark registration for 'SHIP2Q'." Please revise to disclose the duration of your trademark. Refer to Item 101(h)(4)(vii) of
       Regulation S-K.
Litigation, page 48

13. We note the following disclosure: " As of March 31, 2024, no accruals for loss contingencies have been recorded as the outcome of this litigation is neither probable nor reasonably estimable." Please revise this disclosure to identify the litigation and, as applicable, to provide the information required by Item 103 of Regulation S-K.
Financial Statements for the Years Ended December 31, 2023 and 2022
Notes to the Financial Statements
Note 3 - Summary of Significant Accounting Policies
Revenue Recognition, page F-12

14. It appears your disclosure only addresses the revenue recognition related to emergency preparedness and perishable (non-pharma) client packaging. We note from your disclosure on page 44 that in addition to these services you provide technical services and a technology platform. Please tell us if these items are bundled with your emergency preparedness and perishable client packaging services. If so, please tell us how you identified the performance obligations for each of these and how your current revenue recognition policy takes into consideration your accounting of these services. If not, please disclose your revenue recognition policy for each of your revenue streams.
 August 29, 2024
Page 4

15. We note your revenue recognition policy states that revenue for services is recognized based on time and materials incurred at contractually agreed-upon rates and product revenues are recognized when the products are delivered. Please tell us how this relates to your revenue recognition disclosure on page 40 which states your services are generally transferred to the customer at a point in time, which is when the underlying lending transaction has closed and successfully funded and that you may act as an agent for both lenders and borrowers.
Unaudited Interim Condensed Consolidated Financial Statements
Consolidated Statements of Stockholders' / Members' Capital, page F-21

16. Please tell us your considerations for including "Membership exchange for common stock" as Retained Earnings rather than Additional Paid in Capital. Refer to SAB Topic
       4B.
17. Please revise to label your statement for the three months ended March 31, 2023 as unaudited.
Condensed Consolidated Statements of Cash Flows , page F-22

18. Please revise to label each column with the appropriate periodic heading and mark the columns as unaudited.
Notes to the Condensed Consolidated Financial Statements, page F-23

19. Please revise to label your Notes to the Condensed Consolidated Financial Statements as
       unaudited.
Part II
Item 16. Exhibits., page II-3

20. As soon as practicable, please complete the contents of the exhibit index and file the exhibits. In this regard, we note the staff often refers to the exhibits when reviewing the disclosure in the prospectus.
General

21. Please supplementally provide us with copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.
 August 29, 2024
Page 5

       Please contact Abe Friedman at 202-551-8298 or Angela Lumley at 202-551-3398 if you
have questions regarding comments on the financial statements and related matters. Please contact Rucha Pandit at 202-551-6022 or Dietrich King at 202-551-8071 with any other questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Trade &
Services